Exhibit 99.1

TransAlta Receives Notice of Mangrove Partner's Intention to Nominate Dissident Board Candidates

CALGARY, March 25, 2019 /CNW/ - TransAlta Corporation ("TransAlta" or the "Company") (TSX:TA) (NYSE:TAC) said today it has received notice under its Advance Notice By-Law that Mangrove Partners intends to nominate five candidates for election to the Company's Board of Directors at TransAlta's upcoming Annual and Special Meeting of Shareholders (the "Meeting").

TransAlta said it will review Mangrove's notice, consider the suitability of its nominees and communicate more fully with its shareholder in due course.

Earlier today, TransAlta announced a strategic $750 million investment by Brookfield Renewable Partners and its institutional partners (collectively "Brookfield") that crystalizes the value of the Company's Hydro Assets, enhances its financial position to execute its strategy, and accelerates the opportunity to return capital to shareholders. This investment will ensure TransAlta will transition to 100% clean energy by 2025. In addition, Brookfield has committed to purchase TransAlta common shares on the open market to increase its share ownership in TransAlta to 9%.

As part of today's announcement, TransAlta said it will include two experienced Brookfield nominees, Harry Goldgut and Richard Legault, as well as Robert Flexon, former CEO of Dynegy, on its slate of directors for election at the Meeting.  Mr. Goldgut, Mr. Legault and Mr. Flexon have impressive track records in renewable energy, thermal energy, infrastructure and value creation in rapidly evolving electricity markets.

Finally, in addition to bringing this exceptional expertise onto the TransAlta board, TransAlta also announced it and Brookfield will form a joint operating committee, for a period of six years, to focus on optimizing the operations and maximizing the value of TransAlta's Hydro Assets. The committee will consist of two Brookfield members, who are not nominees to the Board, with expertise in hydro facility management and two TransAlta members. Combined with work TransAlta has already done with an internationally respected management consultancy firm to streamline its operations resulting in additions to annual gross margin and reductions to annual operating expenses and capital by approximately $70 million, the Company continues to strengthen its operational performance at the same time that it is advancing its transition to clean energy and growth strategy.

Forward-Looking Statements

This news release contains forward-looking statements and forward-looking information within the meaning of applicable securities laws. The use of any of the words "expect", "anticipate", "continue", "estimate", "may", "will", "project", "should", "propose", "plans", "intends" and similar expressions are intended to identify forward-looking information or statements. More particularly, and without limitation, this news release contains forward-looking statements and information relating to: the Meeting; the investment by Brookfield; ability of the investment to enhance the Company's financial position and ability to execute the strategy; the transition to 100% clean energy by 2025; Brookfield increasing its share ownership in TransAlta to 9%; the formation of a joint operating committee; continued operational improvements; and advancements in the Company's strategy relating to clean energy and growth.  These statements are based on TransAlta's belief and assumptions based on information available at the time the assumptions were made, including assumptions pertaining to: the election of the Brookfield nominees, the closing of the Brookfield investment and no significant changes to regulatory or market environments. The forward-looking statements are subject to a number of risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements. Some of the factors that could cause such differences include: the failure of the Company's nominees to be elected at the 2019 annual and special meeting of shareholders; the failure of the Brookfield investment to close; legal actions or proceedings, including those pertaining to the Brookfield investment; the appointment of the slate of directors proposed by Mangrove Partners and the subsequent termination of the Brookfield investment by the Board; and other risk factors contained in the Company's annual information form and management's discussion and analysis. Readers are cautioned not to place undue reliance on these forward-looking statements or forward-looking information, which reflect TransAlta's expectations only as of the date of this news release. TransAlta disclaims any intention or obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

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SOURCE TransAlta Corporation

View original content: http://www.newswire.ca/en/releases/archive/March2019/25/c3770.html

%CIK: 0001144800

For further information: Investor Inquiries: Sally Taylor, Manager, Investor Relations, Phone: 1-800-387-3598 in Canada and U.S., Email: investor_relations@transalta.com; Media Inquiries: Phone: 1-855-255-9184, Email: ta_media_relations@transalta.com

CO: TransAlta Corporation

CNW 22:55e 25-MAR-19